Room 4561

July 24, 2007

Mr. Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

>   **Re: Autodesk, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2007**
>   **Filed June 4, 2007**
>   **File No. 000-14338**

Dear Mr. Bass:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2007

Item 1. Business

Marketing and Sales, page 11

1.   We note that you do business in the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you operate and do business.

Mr. Carl Bass
Autodesk, Inc.
July 24, 2007
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Fiscal 2007 Net Revenues Compared to Fiscal 2006 Net Revenues, page 51

2.   In the discussion of your results of operations, you refer to various factors that
        have impacted revenue without quantifying the impact of each factor. For
        example, you disclose that changes in revenue are due to an increase in new seats
        and crossgrades, sales of subscription contracts, and increases from the
        acquisition of Alias, but you give no indication as to the relative impact of each
        factor. You also disclose that sales of new seats increased due to volume growth
        and higher average sales prices but have not quantified the amount of the change
        in reported sales that is attributable to changes in volume versus changes in price.
        Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K
        and Section III.D of SEC Release No. 33-6835.

3.   We note that, in your discussion of revenue, you refer to an increase in seats and
        changes in your installed base of products and subscriptions. We also note that
        you disclose information about the number of seats and installed base in your
        earnings release which was furnished on Form 8-K on May 17, 2007. Please
        describe to us the extent to which you use these metrics as key indicators in
        managing your business and indicate whether you believe that these metrics
        contribute meaningfully to understanding and evaluating your company. In
        addition, tell us what consideration you gave to disclosing these metrics in your
        MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 65

   4.   We note that you provide no substantive discussion of cash flows from operating
        activities. In this regard, we note that there were material changes in working
        capital, but you have not disclosed why these changes occurred and how they
        impacted operating cash flow. When preparing the discussion and analysis of
        operating cash flows, you should address material changes in the underlying
        drivers that affect these cash flows. These disclosures should also include a
        discussion of the underlying reasons for changes in working capital items that
        affect operating cash flows. Please tell us how you considered the guidance in
        Section IV.B.1 of SEC Release 33-8350.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite

our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief